Exhibit 99.1

Blue Moon Metals Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars)

1

Blue Moon Metals Inc.
Condensed Interim Consolidated Statements of Financial Position

(unaudited)

(Expressed in Canadian dollars)

		June 30, 2026	December 31, 2025
ASSETS	Note	$	$
Cash and cash equivalents	4	159,129,572	92,811,289
Other receivables, advances and prepaid expenses	5	4,655,996	4,321,407
Deferred financing costs	11	1,747,966	1,683,952
Marketable securities	6	950,800	807,500
CURRENT ASSETS		166,484,334	99,624,148

Deferred acquisition costs		-	1,220,577
Restricted cash	4	262,949	243,466
Other receivables, advances and prepaid expenses	5	2,802,232	-
Mineral property interests	7	87,000,617	122,619,879
Property, plant and equipment	8	180,126,780	30,390,123
NON-CURRENT ASSETS		270,192,578	154,474,045
ASSETS		436,676,912	254,098,193

LIABILITIES
Accounts payable and accrued liabilities	9	25,177,594	12,291,180
Deferred income		121,412	28,312
Debt and lease liabilities	11	16,459,490	135,140
Other liabilities - current	10	1,001,755	291,298
CURRENT LIABILITIES		42,760,251	12,745,930

Debt and lease liabilities	11	504,503	15,507,940
Other liabilities non-current	10	1,600,714	836,555
NON-CURRENT LIABILITIES		2,105,217	16,344,495
LIABILITIES		44,865,468	29,090,425

SHAREHOLDERS’ EQUITY
Share capital	14	473,304,201	260,949,716
Contributed surplus	14	3,291,159	3,253,707
Accumulated other comprehensive income		19,432,569	7,375,860
Deficit		(107,294,871)	(50,918,725)
Non-controlling interest		3,078,386	4,347,210
SHAREHOLDERS’ EQUITY		391,811,444	225,007,768
LIABILITIES AND SHAREHOLDERS’ EQUITY		436,676,912	254,098,193

Nature of operations and liquidity	1
Commitments	21
Subsequent events	22

Approved by the Board of Directors on August 13, 2026

/s/ Christian Kargl-Simard	/s/ Karin Thorburn
Christian Kargl-Simard, Director	Karin Thorburn, Director

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements

2

Blue Moon Metals Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(unaudited)

(Expressed in Canadian dollars)

		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
	Note	$	$	$	$
Employee benefits		1,468,367	456,375	2,493,952	733,898
Share-based payments	15	454,008	468,404	1,650,460	732,841
Professional and consulting fees		1,215,159	921,576	3,132,036	1,077,227
General exploration expenses	13	20,742,541	3,899,331	49,103,925	4,644,408
Filing and regulatory fees		196,772	67,421	501,543	120,172
General administrative costs		900,653	45,912	1,224,481	87,141
Shareholder communication and travel		414,039	118,891	706,516	224,835
Depreciation	8	109,841	509,157	604,667	509,537
Foreign exchange loss		730,840	24,751	1,092,738	16,525
Interest expense		211,727	7	757,080	45
Accretion expense	11	363,317	-	691,192	-
Interest income		(524,430)	(112,878)	(895,697)	(259,323)
Other income	12	(2,797,288)	(43,797)	(3,039,823)	(58,016)
Fair value loss (gain) on marketable securities	6	27,150	(42,500)	(378,100)	(42,500)

NET LOSS		23,512,696	6,312,650	57,644,970	7,786,790

NET LOSS ATTRIBUTABLE TO:
Blue Moon Metals Inc. shareholders		23,133,326	6,097,407	56,376,146	7,520,466
Non-controlling interest		379,370	215,243	1,268,824	266,324
NET LOSS		23,512,696	6,312,650	57,644,970	7,786,790

OTHER COMPREHENSIVE INCOME
Foreign currency translation differences		(4,808,587)	21,089	(12,056,709)	(124,648)
TOTAL COMPREHENSIVE LOSS		18,704,109	6,333,739	45,588,261	7,662,142

Basic and diluted loss per common share attributable to Blue Moon Metals Inc. shareholders		$0.23	$0.12	$0.63	$0.20

Weighted average number of common shares outstanding – basic and diluted		98,434,842	51,328,730	90,420,533	36,843,306

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements

3

 Blue Moon Metals Inc.

Condensed Interim Consolidated Statements of Cash Flow

(unaudited)

(Expressed in Canadian dollars)

		For the six months ended June 30,
		2026	2025
OPERATING ACTIVITIES	Note	$	$
Net loss		(57,644,970)	(7,786,790)

Items not affecting cash
Share-based payments	15	1,650,460	732,841
Depreciation	8	604,667	509,536
Interest expense		757,069	-
Accretion expense		691,192
Recognition of deferred income		(143,582)	(58,016)
Other income	12	(2,824,300)	-
Foreign exchange loss/(gain)		1,092,738	16,525
Fair value gain on marketable securities	6	(378,100)	(42,500)

Change in non-cash working capital items	18	11,309,824	(1,261,066)

CASH USED IN OPERATING ACTIVITIES		(44,885,002)	(7,889,470)

INVESTING ACTIVITIES
Investment in property, plant and equipment		(17,300,685)	-
Mineral property acquisition costs		(236,281)	(3,870,380)
Acquisition of REAS, net of cash acquired		-	(11,042,287)
Cash acquired in Nussir		-	792,997
Cash acquired in NSG		-	9,611
Acquisition of Springer project	3	(24,356,371)	-
Acquisition of Apex project	3	(69,000)	-
Acquisition of Gage project	3	(17,416)	-
Acquisition of WO Claims	3	(1,386,457)	-
Net proceeds from sale of marketable securities		2,634,047	-

CASH USED IN INVESTING ACTIVITIES		(40,732,163)	(14,110,059)

FINANCING ACTIVITIES
Net proceeds from issuance of shares	14	153,312,339	6,083,002
Proceeds from exercise of share-based awards		11,332	-
Interest paid on loan		(1,138,087)	-

CASH PROVIDED BY FINANCING ACTIVITIES		152,185,584	6,083,002

Effect of foreign exchange on cash balances		(250,136)	(30,015)

CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH		66,318,283	(15,946,542)

Cash, cash equivalents and restricted cash – beginning		92,811,289	30,008,106

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - ENDING		159,129,572	14,061,564

Supplemental disclosure with respect to cash flow information (Note 18)

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements

4

Blue Moon Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the six months ended June 30, 2026 and 2025

(unaudited)

(Expressed in Canadian dollars)

	Note	Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Non-controlling interest	Shareholders’ Equity
			$	$	$	$	$	$
DECEMBER 31, 2024		6,325,412	16,455,925	1,714,965	-	(13,714,104)	-	4,456,786

Conversion of subscription receipt	14	9,000,035	27,000,084	-	-	-	-	27,000,084
Private placements	14	2,174,493	6,523,479	-	-	-	-	6,523,479
Share issuance costs		-	(849,461)	-	-	-	-	(849,461)
Nussir acquisition	14	24,168,149	85,796,930	-	-	-	5,915,449	91,712,379
NSG acquisition	14	5,608,000	19,908,399	-	-	-	-	19,908,399
REAS acquisition	14	4,210,000	14,945,500	-	-	-	-	14,945,500
Share-based compensation		-	-	686,973	-	-	-	686,973
Net loss		-	-	-	-	(7,520,466)	(266,324)	(7,786,790)
Other comprehensive income		-	-	-	124,648	-	-	124,648

June 30, 2025		51,486,089	169,780,856	2,401,938	124,648	(21,234,570)	5,649,125	156,721,997

Private placements	14	2,092,173	6,897,000	-	-	-	-	6,897,000
Bought deal public offering	14	26,220,000	81,198,840	-	-	-	-	81,198,840
Share issuance costs		-	(395,414)	-	-	-	-	(395,414)
Bonus share issuance to lender	14	1,045,000	3,396,250	-	-	-	-	3,396,250
Exercise of share-based awards	14	24,259	72,184	(170,000)	-	-	-	(97,816)
Share-based compensation		-	-	1,021,769	-	-	-	1,021,769
Net loss		-	-	-	-	(29,684,155)	(1,301,915)	(30,986,070)
Other comprehensive income		-	-	-	7,251,212	-	-	7,251,212

DECEMBER 31, 2025		80,867,521	260,949,716	3,253,707	7,375,860	(50,918,725)	4,347,210	225,007,768

Exercise of share-based awards	14	21,643	173,009	(161,677)	-	-	-	11,332
Prospectus placements	14	10,625,000	106,250,000	-	-	-	-	106,250,000
Private placements	14	5,707,744	56,076,715	-	-	-	-	56,076,715
Share issuance costs		-	(9,014,376)	-	-	-	-	(9,014,376)
Apex acquisition	3b	7,031,959	53,442,888	-	-	-	-	53,442,888
Gage acquisition	3b	420,935	3,704,228	-	-	-	-	3,704,228
WO Claims acquisition	3a	188,199	1,722,021	-	-	-	-	1,722,021
Share-based compensation		-	-	199,129	-	-	-	199,129
Net loss		-	-	-	-	(56,376,146)	(1,268,824)	(57,644,970)
Other comprehensive income		-	-	-	12,056,709	-	-	12,056,709

June 30, 2026		104,863,001	473,304,201	3,291,159	19,432,569	(107,294,871)	3,078,386	391,811,444

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements

5

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

  Nature of operations and liquidity

a)       Nature of Operations

Blue Moon Metals Inc. (“Blue Moon” or the “Company”) is a development stage company which is focused on the exploration and development of mineral resource properties, having made the final investment decision on the Nussir Project (as defined below).

The Company was incorporated on January 15, 2007 under the Business Corporations Act (British Columbia) ("BCBCA"). On July 30, 2026, shareholders approved the continuation of the Company from the BCBCA to the Business Corporations Act (Ontario) ("OBCA"). Until the completion of the continuance, the Company's registered office remains at 2500-666 Burrard Street, Vancouver, British Columbia, V6C 2X8, and its head office is located at Suite 550, 220 Bay Street, Toronto, Ontario, M5J 2W4. The Company trades on the Toronto Venture Exchange (“TSXV”) under the ticker symbol “MOON” and since January 26, 2026, on the Nasdaq Capital Market under the symbol “BMM”.

The Company owns the zinc-silver-gold-copper Blue Moon project in California, US through its wholly owned subsidiary Keystone Mines Inc. (“Keystone Mines”), the Nussir copper-gold-silver property (“Nussir Project”) in Norway through its 94.52% owned subsidiary Nussir ASA (“Nussir”), the Sulitjelma copper-zinc property (“Sulitjelma Project”) in Norway through its wholly owned subsidiary Nye Sulitjelma Gruver SA (“NSG”), the tungsten mill and mine Springer complex in Nevada through its wholly owned subsidiary Blue Moon (Springer) Inc. and the germanium and gallium Apex project in Utah through its wholly owned subsidiary Blue Moon (Utah) Inc. See Note 3 for more details.

These consolidated financial statements were approved for issue by the Company’s Board of Directors on August 13, 2026.

b)       Liquidity

The nature of the Company’s operations requires significant expenditures for the acquisition, exploration and evaluation, and development of mineral properties.  To date, the Company has not received any revenue from mining operations and is considered to be in the development stage. The Company’s operations have been primarily funded from equity financings. The Company will continue to require additional funding to maintain its ongoing exploration and evaluation programs, property maintenance payments, operations and project development and construction as it starts entering into the development stage.

These unaudited condensed interim consolidated financial statements have been prepared using IFRS® as issued by the International Accounting Standards Boards (“IFRS® Accounting Standards”) applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business as they come due.

From December 2024 to the end of June 30, 2026, the Company has been successful in securing financing and raised close to $300 million in gross receipts from equity financings. In May 2026, the Company closed an offering with gross proceeds of $156.3 million, comprised of a public prospectus financing and a concurrent private placement. (See note 14). This is in addition to a project financing package for the Nussir project, the main conditions precedent of which included the completion of the feasibility study report and a positive final investment decision, both of which were achieved by the end of June 2026. In February 2026, the Company acquired the Springer project in Nevada and paid the remaining US$18.0 million of the US$18.5 million cash purchase cost. Other acquisitions, some of which closed shortly after this reporting period, were mostly paid for with shares and with US$1 million in cash payment. Based on the above, management expects that the Company has sufficient liquidity to meet its obligations and continue its planned activities for at least the next 12 months from June 30, 2026.

6

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

2. Basis of presentation and summary of material accounting policies

a)       Basis of Presentation

These unaudited condensed interim consolidated financial statements of the Company and all its subsidiaries have been prepared in accordance with IFRS® Accounting Standards as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended December 31, 2025 and 2024, which have been prepared in accordance with IFRS® Accounting Standards.

The Company’s unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain items at fair value. Additionally, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company’s presentation currency is Canadian (“C$”) dollars. Reference herein of $ or C$ is to Canadian Dollars. US$ is to United States Dollars and NOK is to Norwegian Krone.

The functional currency of the parent company is Canadian dollars. The functional currency of the Company’s Norwegian subsidiaries is Norwegian Krone. The Company’s United States subsidiaries, including Keystone Mines Inc., have a functional currency of United States dollars. Effective January 1, 2026, the functional currency of Keystone Mines Inc. changed from Canadian dollars to United States dollars following changes in the underlying transactions, events and conditions relevant to the entity. This included increased US$ denominated expenditures and operating activities associated with the advancement of the Company’s Blue Moon project. The change in functional currency was applied prospectively from the date of change in accordance with IAS 21. These entities are translated into Canadian dollars for consolidation in accordance with IAS 21.

Statement of financial position items are classified as current if receipt or payment is due within twelve months. Otherwise, they are presented as non-current.

b)       Material Accounting Policies

The financial framework and accounting policies applied in the preparation of these unaudited condensed interim financial statements are consistent with those as disclosed in the Company’s most recently disclosed annual consolidated financial statements for the years ended December 31, 2025 and 2024.

c)       Significant Judgements and Estimates in Applying the Company’s Accounting Policies

Significant Judgments

The preparation of these unaudited condensed interim consolidated financial statements requires the Company to make significant judgments in applying the Company’s accounting policies and the basis of consolidation. These include but are not limited to the following:

7

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

Going concern

Although during the three and six months ended June 30, 2026, the Company had a loss from operations and negative cash flows from operational activities, the Company continued to be able to secure debt and equity financing to fulfill its operational and developmental needs. Based on management’s expectations of future net cash flows, management has applied judgement that there are not material uncertainties related to events or conditions that may cast substantial doubt on the Company’s ability to continue as a going concern.

Recoverability of Asset Carrying Values

The Company assesses its property, plant and equipment for impairments if there are events or changes in circumstances that indicate that carrying values may not be recoverable at each statement of financial position date. Such indicators include changes in the Company’s business plans, changes in the market and evidence of physical damage. As the Company has made its final investment decision on Nussir and transferred the related mineral rights expenditures to property, plant and equipment, management assessed the recoverability of the associated carrying values. Prior to the reclassification, the recoverable amount of the Nussir mineral property was estimated to exceed its carrying value, and thereby no impairment loss was recorded.

Determination as to whether and how much an asset is impaired involves management’s judgement on highly uncertain matters such as estimates of project future production, estimated quantities of mineral reserves and resources, expected future production costs, and discount rates.

Valuation of Mineral Property Interests

The carrying amount of the Company’s mineral property interests does not necessarily represent present or future values, and the Company’s mineral property assets have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s mineral property assets.

8

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

Estimations and Assumptions

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)      Share-based Payments

The estimation of share-based payments includes estimating the inputs used in calculating the fair value for share-based payments expense included in profit or loss and share-based share issuance costs included in equity. Share-based payments expense and share-based share issuance costs are estimated using the Black-Scholes options-pricing model as measured on the grant date to estimate the fair value of stock options. This model involves the input of highly subjective assumptions, including the expected price volatility of the Company’s common shares, the expected life of the options, and the estimated forfeiture rate.

ii)    Income Taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

iii)   Incremental Borrowing Rate – Lease Liability Measurement

When the Company enters into leases as lessee and where the interest rate implicit in a lease cannot be readily determined, the Company determines its incremental borrowing rate in order to measure its lease liability. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. In determining its incremental borrowing rate, the Company considers the term of the lease, the nature of the leased asset, and its level of indebtedness with reference to market risk-free interest rates.

iv)   Measurement of Fair Values at Acquisition Date

In accounting for the acquisitions of the various mining properties, a significant estimate was calculated in determining the relative fair values of the identifiable assets acquired and liabilities assumed. The purchase consideration, including directly attributable acquisition costs, was allocated to the acquired assets on a relative fair value basis.

For Springer, the acquired assets primarily consisted of property, plant and equipment, mineral properties, water permits and fee land. For Apex and the additional lands surrounding Springer and Apex, the acquired assets primarily consisted of mineral properties and related mining interests.

New standards and interpretations not yet adopted

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS® Accounting Standards issued IFRS 18, which replaces IAS 1. IFRS 18 introduces a revised structure for the income statement, requiring presentation of income and expenses within operating, investing and financing categories and mandating specified subtotals. It also sets disclosure requirements for management-defined performance measures and provides enhanced guidance on aggregation and disaggregation in the financial statements and notes.

IFRS 18 does not change the recognition or measurement of items, nor the classification of items within other comprehensive income. It is effective for annual reporting periods beginning on or after January 1, 2027, with retrospective application required and early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

9

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

3. Acquisition of U.S. assets

During the period, the Company completed the acquisition of the Springer and Apex mining properties as well as two less significant acquisitions of mining properties adjacent to the original Springer and Apex properties. The assets of Springer acquired included plant and equipment, and mineral properties while the others are just mineral properties. Management concluded that these acquisitions did not meet the definition of a business under IFRS 3 due to a lack of substantive processes and accordingly accounted for the transactions as asset acquisitions. The consideration transferred, including cash, share consideration and directly attributable transaction costs, was allocated to the identifiable assets acquired based on their relative fair values.

a)       Springer Mine and Mill

On February 10, 2026, the Company completed the acquisition of the Springer Mine and Mill (“Springer”) located in Nevada from GOODS LG LLC. Management concluded that the acquisition did not meet the definition of a business under IFRS 3 due to a lack of substantive processes and accordingly accounted for the transaction as an asset acquisition.

The purchase consideration consisted of $25.1 million (being an initial cash deposit of US$0.5 million and a final cash payment of US$18.0 million) and directly attributable transaction costs of $0.5 million, for total consideration of $25.6 million.

The purchase consideration, including directly attributable transaction costs, was allocated to the acquired assets based on their relative values. Of the total consideration allocated, $24.8 million was assigned to property, plant and equipment, including the processing facilities, infrastructure and fee land and $0.8 million was assigned to mineral properties, including the unpatented mining claims and water permits.

On May 15, 2026, the Company completed the acquisition of the WO Claims from GoldPlay LLC and a private party for a total fair value of consideration of $3,097,220 consisting of a cash payment of US$1 million and the issuance of 188,199 common shares of the Company valued at $1,722,021 as well as a sliding scale gross revenue royalty (“GRR”) of between 3%-5% on the production from the concessions, with the option to purchase down to 1.5% of the NSR within the first three years of the effective date of the agreement. The purchase consideration, including directly attributable costs of $43,684, was allocated to the acquired mineral properties.

b)       Apex Mine

On March 13, 2026, the Company closed the acquisition of the Apex Mine property (“Apex”) in Utah from Teck American Incorporated, a subsidiary of Teck Resources Limited (“Teck”). The property consists of patented and unpatented mining claims associated with a past-producing germanium, gallium and copper underground mine. The Company assumed a pre-existing 3% NSR royalty. The transaction was accounted for as an asset acquisition as the acquisition did not meet the definition of a business under IFRS 3 due to a lack of substantive processes and accordingly accounted for as an asset acquisition.

The purchase consideration consisted of 7,031,959 common shares of the Company issued to Teck at a fair value of $53.4 million, based on the Company’s closing share price on the acquisition date, and directly attributable transaction costs of $0.2 million, for total consideration of $53.6 million, a 0.5% NSR royalty on the property, life-of-mine zinc concentrate offtake rights for the Blue Moon deposit, marketing rights for the Apex deposit and certain investor rights.

On April 1, 2026, the Company closed the acquisition of Gage properties from a subsidiary of Liberty Gold Corp. (“Liberty Gold”) for a fair value of consideration of $3,704,228 consisting of the issuance of 420,935 common shares of the Company and a 2.0% NSR on certain concessions with an option for the Company to buy down to 1% for a cash payment of US$2.0 million. The Gage properties extended the land position of the Apex property. The purchase consideration, including directly attributable costs of $100,765, was allocated to the acquired mineral properties.

These acquired assets primarily consisted of mineral properties and related mining interests. As the transaction represented an acquisition of assets rather than a business combination, the purchase consideration, including directly attributable transaction costs, was capitalized to mineral properties.

10

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

4. Cash and cash equivalents AND RESTRICTED CASH

Cash and cash equivalents and restricted cash are comprised of the following:

	June 30, 2026	December 31, 2025
	$	$
Cash and cash equivalents	159,129,572	92,811,289
Restricted Cash	262,949	243,466

TOTAL	159,392,521	93,054,755

5. OTHER RECEIVABLES, ADVANCES AND PREPAID EXPENSES

	June 30, 2026	December 31, 2025
	$	$
Value added tax receivable	2,046,443	958,332
Deposit to supplier for assets under construction	2,802,232	-
Prepaid expenses	1,348,181	569,773
Receivable from Wergeland Eiendom AS – Hammerfest Port	1,086,768	969,213
Supplier advance	106,580	1,689,644
Other receivables	68,024	134,445
As at June 30, 2026	7,458,228	4,321,407
Less: current portion	4,655,996	4,321,407
Non-current portion	2,802,232	-

Non-current portion of advances is in relation to deposits made to suppliers for the Nussir process plant and infrastructure.

6. MARKETABLE SECURITIES

As at June 30, 2026, the Company held investments in marketable securities listed on the TSXV. In the six months ended June 30, 2026, it disposed of some of these and an amount of $2,634,502 net proceeds from the sale was recorded. As at June 30, 2026, the Company held 1,315,000 common shares of a publicly listed company on the TSXV, having disposed of 2,935,000 common shares during the three months ended June 30, 2026.

The Company also held 50,000 common shares of another publicly listed company on the TSXV. These shares were received in January 2026 when the owner of a project exercised its contractual buy-back right on the Company's royalty interest in the project and issued 50,000 common shares to the Company as consideration.

These investments are classified as financial assets measured as fair value through profit or loss. As at June 30, 2026, the fair value of the investments in marketable securities was $950,800 based on the closing market price on that day (December 31, 2025: $807,500). During the six months ended June 30, 2026, a fair value gain of $378,100 was recorded.

11

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

7. Mineral Properties
	Blue Moon	Nussir	NSG	Springer	Apex	Total
Cost	$	$	$	$	$	$
As at December 31, 2024	698,007	-	-	-	-	698,007
Acquisitions	-	95,222,303	20,151,896	-	-	115,374,199
Effects of foreign exchange	-	65,004	65,004	-	-	130,008
As at June 30, 2025	698,007	95,287,307	20,216,900	-	-	116,202,214
Additions	-	-	-	-	-	-
Effects of foreign exchange	-	5,339,010	1,078,654	-	-	6,417,664
As at December 31, 2025	698,007	100,626,317	21,295,554			122,619,878
Acquisitions	291,322	-	-	3,911,839	57,435,789	61,638,950
Transfer to property, plant and equipment	-	(108,475,733)	-	-	-	(108,475,733)
Effects of foreign exchange	24,050	7,849,416	1,175,401	142,686	2,025,969	11,217,522
As at June 30, 2026	1,013,379	-	22,470,955	4,054,525	59,461,758	87,000,617

During the six months ended June 30, 2026, following the final investment decision to proceed with the development of Nussir to become a mine, the Company transferred the cost of Nussir mineral rights to property, plant and equipment. Further, during the six months ended June 30, 2026, the Company completed the acquisitions of Springer and Apex, as well as properties in the vicinity of Springer and Apex (Note 3). As these are considered asset acquisitions, they are recorded at the fair value of the consideration, and the value allocated to mineral rights, except for the process plant for Springer which were allocated to property, plant and equipment.

On June 26, 2026, pursuant to a previously announced non-binding letter of intent, the Company and its wholly-owned subsidiary NSG entered into a binding share purchase agreement (“SPA”) with Alpha Future Funds S.C.S. (“AFF”) and its wholly-owned subsidiary VMS Explorations AS (“VMS”) to combine NSG and VMS into a single entity.

NSG and VMS hold permits over the historic Sulitjelma mining district in Norway and the proposed transaction is expected to support an integrated development approach to advance the project.

Completion of the transaction is subject to various conditions precedent, including raising a minimum of $10 million in new capital and listing of VMS shares on a recognized stock exchange, and is subject to regulatory approval.

Management assessed the NSG assets against the classification criteria for assets held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. Based on this assessment, the criteria for classification as held for sale were not met as at June 30, 2026. Accordingly, the assets continue to be classified as non-current assets.

12

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

8. PROPERTY, Plant and equipment

Property, plant and equipment are comprised of the following:

	Land and Buildings	Equipment and Others *	Vehicles	Assets Under Construction	Total
Cost	$	$	$	$	$
As at December 31, 2024	-	5,706	-	-	5,706
REAS acquisition	1,384,563	26,966,300	-	-	28,350,863
Additions	-	13,871	-	-	13,871
Effects of foreign exchange	-	1,877	-	-	1,877
As at June 30, 2025	1,384,563	26,987,754	-	-	28,372,317
Additions	-	2,332,146	435,876	-	2,768,022
Effects of foreign exchange	-	689,115	-	-	689,115
As at December 31, 2025	1,384,563	30,009,015	435,876	-	31,829,454
Transfer from Exploration and Evaluation assets	-	-	-	108,475,733	108,475,733
Springer acquisition	-	-	-	24,838,564	24,838,564
Additions	5,965,604	1,687,128	8,583	10,102,568	17,763,883
Disposal/Asset written off	-	(3,021)	-	-	(3,021)
Effects of foreign exchange	(128,230)	528,622	23,635	(288,060)	135,967
As at June 30, 2026	7,221,937	32,221,744	468,094	143,128,805	183,040,580

Accumulated depreciation, depletion and amortization
As at December 31, 2024	-	3,022	-	-	3,022
Depreciation	24,698	484,839	-	-	509,537
As at June 30, 2025	24,698	487,861	-	-	512,559
Depreciation	39,823	853,649	28,713	-	922,185
Effects of foreign exchange	-	4,587	-	-	4,587
As at December 31, 2025	64,521	1,346,097	28,713	-	1,439,331
Depreciation	628	560,002	31,377	-	592,007
Disposal/Asset written off	41,751	828,051	-	-	869,802
Effects of foreign exchange	11	10,559	2,090	-	12,660
As at June 30, 2026	106,911	2,744,709	62,180	-	2,913,800

Net book value
As at December 31, 2025	1,320,042	28,662,918	407,163	-	30,390,123
As at June 30, 2026	7,115,026	29,477,035	405,914	143,128,805	180,126,780

Assets under construction represent development expenditures incurred at the Company’s Nussir project after the final investment decision was made to advance the project to a mine. They also include the Springer process plant and facilities, which are being held for commissioning and are therefore currently non-depreciable.

13

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

During the six months ended June 30, 2026, following the final investment decision to develop the Nussir properties into a mine, the Company transferred the cost of Nussir mineral rights to property, plant and equipment. During the six months ended June 30, 2026, the Company completed the acquisitions of a number of assets, including the Springer mill and mine.

* The cost and accumulated depreciation related to right-of-use ("ROU") assets are included within the Equipment and Other category in the property, plant and equipment table. As at June 30, 2026, the cost of ROU assets was $28,417,409 (December 31, 2025: $28,196,164) and accumulated depreciation was $2,652,151 (December 31, 2025: $1,298,869). The resulting net book value of ROU assets was $25,765,258 as at June 30, 2026 (December 31, 2025: $26,897,295).

9. accounts payable and accrued liabilities
	June 30, 2026	December 31, 2025
	$	$
Accounts payable	11,788,905	4,248,711
Accrued liabilities and other	13,388,689	8,042,469
TOTAL	25,177,594	12,291,180

10. OTHER LIABILITIES
	June 30, 2026	December 31, 2025
	$	$
Other liabilities
Restricted share unit liabilities	1,702,544	251,213
Provision – Port of Hammerfest claim	741,282	723,861
Other (i)	158,643	152,779
Other liabilities	2,602,469	1,127,853
Less: current portion	1,001,755	291,298
Long-term portion	1,600,714	836,555

 Other liabilities primarily relate to an accrual related to the Nussir project, required under the agreement with Finnmarkseiendommen (“FeFo“).

14

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

11. DEBT and lease LIABILITIES

Debt and lease liabilities are comprised of the following:

	June 30, 2026	December 31, 2025
	$	$
Lease liabilities (i)	653,760	577,009
Bridge loan (ii)	16,310,233	15,066,071
Debt and lease liabilities	16,963,993	15,643,080
Less: current portion	16,459,490	135,140
Long-term portion	504,503	15,507,940

 The changes in debt and lease liabilities are comprised of the following:

	Leases	Debt	Total
	$	$	$
As at December 31, 2024 and June 30, 2025	-	-	-
Additions	579,564	17,302,791	17,882,355
Deferred financing fee	-	(2,591,756)	(2,591,756)
Payments	(54,882)	(550,018)	(604,900)
Interest	62,569	701,628	764,197
Financing fee amortization	-	390,392	390,392
Effects of foreign exchange	(10,242)	(186,966)	(197,208)
As at December 31, 2025	577,009	15,066,071	15,643,080
Additions	164,448	-	164,448
Payments	(88,399)	(1,041,596)	(1,129,995)
Interest	35,653	1,047,545	1,083,198
Financing fee amortization	-	691,192	691,192
Effects of foreign exchange	(34,950)	547,021	512,071
As at June 30, 2026	653,761	16,310,233	16,963,994
Less: current portion	149,257	16,310,233	16,459,490
Long-term portion	504,504	-	504,504

  Lease liabilities relate to arrangements associated with operations at the Nussir project and the Blue Moon project. The arrangement with the Hammerfest port relating to quay repairs and continued use was assessed as a variable lease with no fixed minimum payment. As the quay lease payments were not fixed, no lease liability or ROU asset has been recognized at this stage. The Company also recognizes lease liabilities related to office and ground surface leases associated with the Blue Moon project.
  On August 19, 2025, the Company and its subsidiaries entered into a bridge loan agreement with Hartree Partners, LP (“Hartree”) and a fund managed by Oaktree Capital Management Inc. (“Oaktree”).

The bridge loan provided a total facility of US$25,000,000, available in two advances of US$12,500,000 each. The first advance was drawn on September 4, 2025 by Nussir. The second advance remains undrawn as at June 30, 2026.

15

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

Interest is calculated at the base rate plus 8% per annum. The base rate is the greater of:

  Adjusted Term SOFR, defined as 3-month Term SOFR + 0.10%; and
  3.00%

Interest is calculated on a 360-day year and payable in arrears on a quarterly basis. The Company has the option to pay interest in kind, in which case the accrued interest is capitalized to the loan principal, subject to lender approval.

The bridge loan matures on June 30, 2027 and is secured by pledges over the shares and assets of Nussir, Blue Moon Norway, REAS and Keystone Mines.

In connection with the initial advance, the Company paid a structuring premium of 2% of the total commitment and incurred legal fees, both of which were deducted from the proceeds on initial recognition in accordance with IFRS 9. The Company also issued 1,045,000 bonus shares to one of the lenders as consideration for providing the facility. The bonus shares issued, the fair value of which was $3,396,250, was recorded as a deferred financing cost and will be recognized as a deduction from the carrying amount of the loan and amortized over the term of the bridge loan using the effective interest method upon draw down. For the initial draw, 50% of the value of the bonus shares has been recognized as a transaction cost, with the remaining 50% to be recognized when the second tranche is drawn. The carrying value of the bonus shares is recorded as deferred financing cost at $1,747,966 as at June 30, 2026.

As a result, the carrying value of the bridge loan increases over time through the amortization of deferred financing costs and bonus share consideration recognized within the accretion expense. The bridge loan is classified as a financial liability at amortized cost and is measured using the effective interest method. The effective interest rate on the first advance is approximately 16.78%.

The Company capitalized borrowing costs of $290,465 during the six months ended June 30, 2026 (2025: nil) that were directly attributable to the acquisition, construction and development of qualifying assets.

As at June 30, 2026, the carrying amount of the bridge loan was $16,310,233. The fair value of the loan approximates its carrying amount given its recent issuance and floating interest rate.

The schedule of undiscounted lease payment and debt obligations is as follows:

	Leases	Debt	Total
	$	$	$
Less than one year	178,570	20,057,408	20,235,978
One to five years	500,033	-	500,033
More than five years	411,018	-	411,018
Total undiscounted obligations as at June 30, 2026	1,089,621	20,057,408	21,147,029

12. OTHER INCOME

During the six months ended June 30, 2026, the Company recognized other income of $2,824,300 (2025: $58,016), primarily consisting of a gain of $2,399,247 on the disposal of investments in quoted securities, as well as proceeds from the sale of rock masses generated from underground development activities at the Nussir Project.

16

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

13. General exploration expenses
	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Claims costs	11,330	37,914	22,214	47,763
Camp operations	3,958,506	1,086,589	7,744,652	1,321,046
Development and site preparation	10,253,933	2,082,842	28,004,138	2,082,842
Engineering studies	2,441,208	566,611	5,942,290	948,762
Prospecting and geology	3,681,883	10,685	6,854,898	26,874
Permitting	395,681	114,690	535,733	217,121
TOTAL	20,742,541	3,899,331	49,103,925	4,644,408

14. Share capital

a)       Authorized share capital

Authorized share capital consists of an unlimited number of common shares without par value, unlimited Class “A” preferred shares with par value of $10 per share, and unlimited Class “B” preferred shares without par value. No preferred shares have been issued.

b)       Common shares

The following shows the Company’s issued and outstanding common shares and the prices at which the shares are issued.

Number of Common Shares
Balance as at December 31, 2024	6,325,412
Conversion of subscription receipts	9,000,035
Shares issued under private placement	4,266,666
Shares issued under bought deal public offering	26,220,000
Bonus share issuance to lender	1,045,000
Acquisition of Nussir, NSG and REAS	33,986,149
Shares issued on settlement of share-based awards	24,259
Balance as at December 31, 2025	80,867,521
Shares issued under private placement	5,707,744
Shares issued under bought deal public offering	10,625,000
Acquisition of mineral properties	7,641,093
Shares issued on settlement of share-based awards	21,643
Balance as at June 30, 2026	104,863,001

17

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

        Acquisitions

On May 15, 2026, the Company closed the acquisition of WO Claims near Springer (Note 3) and issued 188,199 shares valued at a price of $9.15 per common share.

On April 1, 2026, the Company closed the acquisition of Gage property near Apex (Note 3) and issued 420,935 shares valued at a price of $8.80 per common share.

On March 13, 2026, the Company closed the acquisitions of Apex (Note 3) and issued 7,031,959 shares valued at a price of $7.60 per common share.

On March 6, 2025, the Company closed the acquisition of REAS and issued 4,210,000 shares valued at a price of $3.55 per common share.

On February 26, 2025, the Company closed the acquisitions of Nussir and NSG and issued 24,168,149 and 5,608,000 shares respectively valued at a price of $3.55 per common share.

ii.    Financing

On May 6, 2026, the Company closed its bought deal Offering, consisting of the Public Offering of 10 million common shares with a partial exercise of over-allotment option of 0.625 million common shares, at $10.00 per share, and the Concurrent Private Placement of 5 million common shares at the same price, for an aggregate gross proceeds of approximately $156.3 million. Scotiabank, ATB Cormark Capital Markets and Canaccord Genuity Corp. acted as joint bookrunners on behalf of a syndicate of underwriters, including Haywood Securities Inc., Titan Partners Group LLC, a division of American Capital Partners, LLC, Maxim Group LLC and Red Cloud Securities Inc. (collectively, the “Underwriters”). The Underwriters received an aggregate cash commission of approximately $7.8 million in connection with the Offerings.

On April 24, 2026, the Company issued 526,617 common shares to Hartree Partners LP (“Hartree”) at a price of $9.06, pursuant to its participating rights to top-up.

On March 3, 2026, the Company announced that Leonard Nilsen & Sønner AS (“LNS”), the mining contractor for the Company’s Nussir project in Norway, subscribed for 168,514 common shares of the Company at a price of $7.208 per share for gross proceeds of approximately $1.2 million, as the second and final follow-up investment originally agreed to on December 19, 2024 and was triggered on 10 months after the LNS underground mobilization at Nussir (see below). Pursuant to a pre-existing participation right, Hartree elected to exercise its pre-emptive right to participate in the financing and on March 6, 2026, subscribed for an additional 12,613 common shares at the same price of $7.208 per share. On March 10, 2026, the Company announced the closing of the financing, issuing an aggregate of 181,127 common shares for total gross proceeds of $1,305,565.

On October 1, 2025, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus, the Company closed a bought-deal public offering issuing 26,220,000 common shares at a price of $3.30 per share for total gross proceeds of $86,526,000. Net proceeds from the offering of $81,198,840, after underwriters’ fees and other offering costs, are expected to be used for the development of the Blue Moon project, further exploration at Nussir and NSG and general corporate and working capital purposes.

On September 4, 2025 the Company issued 2,092,173 common shares at a price of $3.30 per share for gross proceeds of $6,897,000 to Oaktree as part of the initial equity tranche under the Hartree and Oaktree project finance package to fund early works and pre-construction activities at Nussir.

18

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

Concurrent with the first draw under the related bridge loan, the Company issued 1,045,000 bonus shares to Hartree for no cash consideration as part of the financing arrangement. The fair value of the bonus shares was based on the Company’s closing share price on September 4, 2025.

On May 8, 2025, the Company issued 376,833 shares at a price of $3.00 per share for gross proceeds of $1,130,499 to LNS. The subscription formed part of the follow-on equity investment originally agreed to on December 19, 2024 and was triggered upon the Company achieving the first milestone - the LNS underground mobilization at Nussir.

On March 7, 2025, the Company closed the second tranche of financing from Hartree in connection with the Nussir and NSG Transactions. Hartree purchased 1,750,000 shares at a price of $3.00 per share for total gross proceeds of $5,250,000.

On February 26, 2025, on closing of the Nussir and NSG transactions, 9,000,028 Subscription Receipts, issued as part of the December 19, 2024 unit financing were automatically converted into 9,000,035 common shares of the Company without payment of additional consideration (rounding due to the 10:1 share consolidation).

On February 26, 2025, the Company issued 47,660 shares at a price of $3.00 per common share for gross proceeds of $142,980.

iii.    Share units

The Company maintains a share-based compensation plan under which certain employees and officers are granted share units. During the year, share units were granted and settled in accordance with the terms of the plan. Further details of the Company’s share-based compensation arrangements are disclosed in Note 15.

15. Stock options, RESTRICTED STOCK UNITS (“RSUs”), and Deferred stock units (“DSUs”)

a)       Stock options

The Company’s Plan includes Options, RSUs and DSUs.  Directors, officers, employees and consultants of the Company and of its subsidiaries are eligible to receive Options. The aggregate number of shares to be issued upon the exercise of all derivatives granted under the plan shall not exceed 10% of the issued shares of the Company at the time of granting the options. The maximum number of common shares optioned to any one optionee shall not exceed 5% of outstanding common shares of the Company. Options granted under the plan generally have a term of five years but may not exceed five years and typically vest over a three-year period or at terms to be determined by the directors at the time of grant. The exercise price of each option shall be determined by the directors at the time of grant but shall not be less than the price permitted by the policies of the stock exchange(s) on which the Company’s common shares are then listed.

The following table summarizes the stock option activity for the year:

	Number of Stock options	Weighted average exercise price
Balance as at January 1, 2025	181,500	$2.80
Granted	593,000	$3.52
Expired, unexercised	(11,500)	$5.00
Balance as at December 31, 2025	763,000	$3.32
Exercised	(3,333)	$3.40
Forfeited	(203,334)	$3.38
Balance as at June 30, 2026	556,333	$3.32

19

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

Stock options outstanding and exercisable are as follows:

Expiry Date	Exercise Price	Number of Stock options outstanding	Average remaining contractual life (years)	Number of stock options exercisable
January 9, 2029	$1.00	55,000	2.53	55,000
November 1, 2029	$3.40	111,667	3.34	34,999
February 26, 2030	$3.55	275,000	3.66	91,666
April 21, 2030	$4.10	56,666	3.81	19,998
May 8, 2030	$3.00	24,000	3.85	8,000
August 20, 2030	$3.57	34,000	4.14	-
June 30, 2026		556,333	3.54	209,663

During the six months ended June 30, 2026, the Company recorded share-based compensation expense of $144,881 (June 30, 2025: $356,408) relating to stock options. No options were granted during the six months ended June 30, 2026 (June 30, 2025: 359,000) and 3,333 options were exercised (June 30, 2025: NIL) while 203,334 were forfeited. The majority of options granted vest over a three-year period, however certain options granted in 2024 vested semi-annually over an 18-month period.

The weighted-average fair value of stock options granted during the six months ended June 30, 2026, was not applicable as no stock options were granted during the period (June 30, 2025: $3.55 per option granted). The fair value of stock options granted in 2025 was estimated using the Black-Scholes option pricing model with the following assumptions:

Six Months ended June 30,	2026	2025
Expected life (years)	-	5.0
Risk-free interest rate (%)	-	2.6
Expected volatility (%)	-	214
Expected dividend yield (%)	-	-
Expected forfeitures (%)	-	-

 b)      RSUs

The following table summarizes the RSU activity for the period:

	Number of RSUs	Weighted Average Value at Date of Grant
Balance as at January 1, 2025	37,500	$3.40
Granted	410,415	4.04
Balance as at December 31, 2025	447,915	$3.99
Forfeited	(8,334)	3.40
Balance as at June 30, 2026	439,581	$4.00

20

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

Under the Company’s Plan, RSUs are granted to employees, directors and non-employees as approved by the Company’s Board of Directors. Each RSU represents a unit with the underlying value equal to the value of one common share of the Company, vests over a specified period of service in accordance with the plan and can be equity or cash settled at the discretion of the Company. RSUs granted to date vest over a period of up to three years.

No RSUs were granted in 2026, while 8,334 RSUs were forfeited. On April 21, 2025, 25,000 RSUs were granted, and on December 1, 2025 the Company granted a further 385,415 RSUs. As the Company intends to settle in cash, the cost of the RSUs is recognized as an other liability in the consolidated statements of financial position and as an expense over the vesting period in the consolidated statements of loss and comprehensive loss. The liability is re-measured to fair value at each reporting date with changes in fair value recognized in the consolidated statements of loss and comprehensive loss. As at June 30, 2026, the fair value of the RSU liability was $1,702,544 (note 10) and a total of 439,581 RSUs were outstanding (June 30, 2025: 62,500). As at June 30, 2026, the Company had 439,581 RSUs outstanding, of which 18,055 were vested and 421,526 were unvested (June 30, 2025: nil vested and 62,500 unvested)

During the six months ended June 30, 2026, an amount of $1,451,331 (June 30, 2025: $45,867) as related to RSUs was recorded in stock-based compensation expense.

c)       DSUs

The following table summarizes the DSU activity for the period:

	Number of DSUs	Weighted Average Value at Date of Grant
Balance as at January 1, 2025	140,000	$3.40
Granted	84,506	3.55
Settled	(50,000)	3.50
Balance as at December 31, 2025	174,506	$3.46
Settled	(18,310)	3.50
Balance as at June 30, 2026	156,196	$3.46

Under the Company’s Plan, DSUs are granted to directors as approved by the Company’s Board of Directors. Each DSU represents a unit with the underlying value equal to the value of one common share of the Company and in accordance with the terms of the plan is settled upon a director’s departure from the Board or twelve months from grant, whichever is later. DSU’s vest over one year from the grant date.

In 2026, no DSUs were granted, and 18,310 common shares were issued in settlement of DSUs when the share price was $9.15. On March 7, 2025, 84,506 DSUs were granted. As the Company intends to equity settle the awards, the cost of the DSUs is recognized as a component of contributed surplus in the consolidated statements of financial position and as an expense in the consolidated statements of loss and comprehensive loss. The fair value is not remeasured after the grant date. During the six months ended June 30, 2026, an amount of $54,248 (June 30, 2025: $330,566) relating to DSUs on grant date was recorded in stock-based compensation expense. During 2025, 50,000 DSUs were settled following one director who did not stand for re-election to the Board. As at June 30, 2026, the Company had 156,196 DSUs outstanding, all of which were vested (June 30, 2025: 140,000 vested and 84,506 unvested).

21

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

16. RELATED PARTY TRANSACTIONS

Management Compensation

The Company’s related parties include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the years presented was as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Wages and salaries	943,747	389,525	1,774,930	667,048
Consulting fees	(11,144)	403,400	529,397	451,698
Share-based payments	414,907	427,477	1,473,607	672,868
Management Compensation	1,347,510	1,220,402	3,777,934	1,791,614

17. Segmented information

The Company is engaged in the acquisition, exploration and development of mineral properties in Norway and the United States. Segment reporting is aligned with the manner in which management monitors business performance. Prior to aggregation, each exploration project is considered an individual operating segment. The Nussir and REAS acquisitions have been aggregated into a single reportable segment.

All non-current assets and exploration expenditures are located in, and incurred within, the United States or Norway. Materially all of the cash and general administrative costs are held and incurred by the Canadian parent company. The following is a summary of non-current assets by reportable segment:

	June 30, 2026		June 30, 2025
	Mineral Properties	Property, Plant and Equipment	Mineral Properties	Property, Plant and Equipment
	$	$	$	$
Blue Moon	1,013,379	609,557	698,007	-
Nussir/REAS	-	152,850,662	95,287,308	27,844,705
NSG	22,470,955	248,534	20,216,900	-
Springer	4,054,525	26,341,656	-	-
Apex	59,461,758	-	-	-
Corporate	-	76,371	-	15,053
Total	87,000,617	180,126,780	116,202,215	27,859,758

22

Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

The Company’s exploration and evaluation expenditures by reportable segment for the periods are presented as follows:

For the three months ended June 30,	2026	2025
	$	$
Blue Moon	12,220,553	596,777
Nussir/REAS	5,904,605	3,168,338
NSG	276,868	134,216
Springer	2,208,482	-
Apex	132,033
Total	20,742,541	3,899,331

For the six months ended June 30,	2026	2025
	$	$
Blue Moon	24,177,393	957,642
Nussir/REAS	21,280,763	3,490,395
NSG	945,207	196,371
Springer	2,568,529	-
Apex	132,033	-
Total	49,103,925	4,644,408

18. supplemental disclosure with respect to cash flows

The changes in the Company’s non-cash working capital items relating to operating activities for the periods indicated below are as follows:

For the six months ended June 30,	2026	2025
	$	$
Changes in other receivables and prepaid expenses	90,463	(3,997,879)
Changes in accounts payable and accrued liabilities	11,219,361	2,736,813
Change in non-cash working capital	11,309,824	(1,261,066)

19. CAPITAL MANAGEMENT

The Company is a mineral exploration and development company focusing on advancing its projects in Norway and the United States, including its material projects in Nussir and Blue Moon. Its principal source of funding is the issuance of equity securities.

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit.  It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

The Company manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.  To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, alternative project financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

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Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives.

There has been no change in the Company’s capital management practices during the period.  Blue Moon does not pay dividends.  Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

20. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company is exposed to liquidity and credit risks arising from its financial instruments. The Company’s financial instruments include cash, restricted cash, other receivables, marketable securities, accounts payable and accrued liabilities, deferred income and the bridge loan. These financial assets and liabilities are primarily classified and measured at amortized cost, except for marketable securities, which are measured at fair value through profit or loss. The carrying values of the Company’s financial instruments approximate their fair values due to their short-term nature.

As at June 30, 2026, the carrying amount of the bridge loan was $16,310,233, which includes interest capitalized to the loan principal under the payment-in-kind interest terms of the loan. The fair value of the loan approximates its carrying amount given its recent issuance and floating interest rate. The bridge loan is classified as a current liability as it is contractually due within 12 months of the reporting date.

a)       Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  Refer to note 1(b) for more information regarding the Company’s liquidity risk.

b)       Credit risk

The Company is exposed to credit risk on its cash, restricted cash, receivables due from Wergeland Eiendom AS and value added tax receivables.  To reduce credit risk, substantially all cash is on deposit at major banks. Restricted cash are deposits held by the Bureau of Land Management (“BLM”) in California, and FeFo the land management authority in Norway.  As at June 30, 2026, sales tax recoverable was $2,046,443 (December 31, 2025: $958,332).  Restricted cash is comprised of bonds valued at $94,704 (December 31, 2025: $91,341) held by the BLM and cash held in a restricted account valued at $168,245 (December 31, 2025: $152,125) held by FeFo. The Company’s exposure to credit risk is limited to the carrying amount of its cash, restricted cash, advance to suppliers, receivables due from Wergeland Eiendom AS and sales tax recoverable. Accordingly, the Company considers its exposure to credit risk minimal.

c)       Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances which are not subject to significant risks in fluctuating interest rates.  The Company’s current policy is to invest excess cash in high-rate savings or investment-grade short-term deposit certificates issued by its banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

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Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

At June 30, 2026, the Company held interest-bearing cash, cash equivalents and restricted cash of $159,297,818 (December 31, 2025: $92,963,414). A 1% increase or decrease in interest rates, with all other variables held constant, would increase or decrease the Company’s net loss by approximately $1,591,296 (December 31, 2025: $929,634). This is based on the Company’s interest-bearing balances at the reporting date. Restricted cash balances that do not earn interest have been excluded from this analysis.

The Company is also exposed to interest rate risk through its variable-rate bridge loan. The bridge loan bears interest at a rate equal to the greater of Adjusted Term SOFR plus 8.0% and 11.0% per annum. At June 30, 2026, the carrying amount of the bridge loan was $16,310,233 (December 31, 2025: $15,066,071). A 1% increase or decrease in the applicable interest rate, with all other variables held constant, would increase or decrease annualized interest expense and net loss by approximately $163,102 (December 31, 2025: $150,661).

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, restricted cash, receivables, accounts payable and accrued liabilities, and capital expenditures that are denominated in US dollars and Norwegian Kroner.

The foreign currency translation differences recognized in other comprehensive income primarily relate to the translation of the Company’s foreign operations, including USD and NOK functional subsidiaries. The foreign exchange presented in the Company’s net loss primarily related to the revaluation of foreign currency denominated cash and cash equivalents held during the period, as well as the translation of the US$ denominated short-term bridge loan held in a NOK functional subsidiary.

Sensitivity Analysis

The Company operates through subsidiaries in the United States and Norway and is exposed to foreign currency risk arising from fluctuations in exchange rates. The Company’s principal exposure relates to balances denominated in US dollar, Norwegian Krone and Euro relative to the Canadian dollar.

The following table illustrates the estimated impact on loss and comprehensive loss before income taxes of a 10% change in the CAD exchange rate against the USD, NOK and EUR, based on the Company’s monetary financial instruments denominated in foreign currencies as at June 30, 2026.

Currency	Change	Effect on Pre-Tax Loss	Change	Effect on Pre-Tax Loss
USD	+10%	$(37,526)	-10%	$37,526
NOK	+10%	$1,969,677	-10%	$(1,969,677)

Market Price risk

  Equity price risk

The Company is exposed to equity price risk through fluctuations in the market price of its own common shares. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or broader stock market movements.

In addition, the Company holds equity instruments which are classified as marketable securities and are subject to equity price risk. The market price or value of these investments can vary from period to period. A 10% fluctuation in the quoted market price of marketable securities would have a minimal impact on the Company’s loss and comprehensive loss.

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Blue Moon Metals Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(unaudited)

(Expressed in Canadian dollars)

ii. Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices of zinc, copper, gold, silver, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

21. COMMITMENTS

The Company entered into contracts for underground mining and associated development work related to the Nussir project. As at June 30, 2026, the Company has contractual commitments to spend in accordance with such contracts totaling approximately $44.6 million. Except as otherwise disclosed in the financial statements, there are no other commitments.

The Company’s mineral properties are subject to several net smelter return (“NSR”) and royalty obligations as summarized below:

Project	Country	Royalty / NSR
Nussir	Norway	0.75% NSR
NSG	Norway	0.5% NSR
Blue Moon	USA	0.5% NSR on certain claims, capped at US$500,000 3% NSR on certain claims, capped at US$200,000
Springer	USA	2.0% NSR on main Springer claims sliding scale 3.0% to 5.0% GRR on certain concessions, subject to buydown to 1.5%
Apex	USA

0.5% NSR to Teck Resources, 3.0% NSR to Royal Gold on claims acquired from Teck Resources

2.0% to Liberty Gold on claims other than claims on SITLA, subject to buydown to 1.0%

4.0% NSR to SITLA for claims on SITLA leases (8.0% for fissionable minerals)

22. Subsequent events

Acquisition of the Ropa Projects

On August 11, 2026, the Company announced the acquisition of a portfolio of 33 tungsten and antimony projects in the western United States (collectively, the “Ropa Projects”, and each, a “Ropa Project”), from a private owner on an arms’ length basis. The projects are located in known tungsten and antimony producing districts proximal to the Company’s Springer complex in Nevada and had historical production on or adjacent to most of the Ropa Projects. Consideration for the acquisition consists of 2.8 million common shares of the Company, US$5.0 million cash, of which US$2.5 million is due on closing and the remainder on the first anniversary of the closing date, a 1.0% NSR royalty on each Ropa Project and certain milestone payments (“Development Payments”) based on capped inferred resource development milestones as well as a cash incentive based on consideration received by the Company on any disposal of the Project. The transaction (the “Ropa Transaction”) is subject to TSXV approval and is expected to close in the later part of 2026.

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